Exhibit 3.11

State of Delaware

Secretary of State

Division of Corporations

Delivered 06:47 PM 12/06/2010

FILED 06:24 PM 12/06/2010

SRV 101154001 – 4908188 FILE

State of Delaware

Limited Liability Company

Certificate of Formation

First: The name of the limited liability company is: Energy XXI Pipeline, LLC.

Second: The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400 in the City of Wilmington. Zip code 19808. The name of its Registered agent at such address is Corporation Service Company.

Third: (Insert any other matters the members determine to include herein.)

Management of the Company shall be vested in the board of managers of the Company.

In Witness Whereof, the undersigned has executed this Certificate of Formation this 6th day of December, 2010.

By:	/s/ Rick Fox
Name: Rick Fox